                                                                                 Exhibit 99.2


ASML - Summary Consolidated Statements of Operations(1)


                                                  Three months ended December 31,   Twelve months ended December 31,
                                                           2002             2003             2002              2003
(Amounts in thousands except per share data)                EUR              EUR              EUR               EUR
----------------------------------------------------------------------------------------------------------------------
                                      Net sales           819,626          525,510        1,958,672         1,542,737
                                  Cost of sales           678,268          375,506        1,491,068         1,173,955
----------------------------------------------------------------------------------------------------------------------
                          Gross profit on sales           141,358          150,004          467,604           368,782

                 Research and development costs            90,877           81,407          324,419           305,839
               Research and development credits            (6,532)          (5,332)         (26,015)          (19,119)
   Selling, general and administrative expenses            60,718           46,336          263,243           212,609
                         Restructuring expenses                                                                24,485
----------------------------------------------------------------------------------------------------------------------
                                 Total expenses           145,063          122,411          561,647           523,814

        Operating income (loss) from continuing
                                     operations            (3,705)          27,593          (94,043)         (155,032)

                 Interest income (expense), net            (5,925)          (4,325)         (36,781)          (29,149)
----------------------------------------------------------------------------------------------------------------------

Income (Loss) from continuing operations before
                                   income taxes            (9,630)          23,268         (130,824)         (184,181)
  Benefits from (provision for) income taxes on
              income from continuing operations             3,270           (7,560)          42,779            59,675
--------------------------------------------------------------------------------------------------------------------
   Net income (loss) from continuing operations            (6,360)          15,708          (88,045)         (124,506)

              Loss from discontinued operations
                              before income tax           (67,603)               0         (183,624)          (59,026)
     Benefits from income taxes on discontinued
                                     operations            24,252                0           63,846            23,316
--------------------------------------------------------------------------------------------------------------------
          Net loss from discontinued operations           (43,351)               0         (119,778)          (35,710)

                              Net income (loss)           (49,711)          15,708         (207,823)         (160,216)
    Basic net income (loss) per ordinary share:             (0.10)            0.03            (0.44)            (0.33)
  Diluted net income (loss) per ordinary share:             (0.10)            0.03            (0.44)            (0.33)

Number of ordinary shares used in computing per share amounts (in thousands):

                                       Basic              482.182          482,371          476,866           482,240
                                      Diluted             482.182          484,530          476,866           482,240






(1) Except for consolidated statements of operations for the year ended December 31, 2002 and balance sheet data as of December 31, 2002, all figures are unaudited.


ASML - Ratios and Other Data(1)
                                                  Three months ended December 31,   Twelve months ended December 31,
                                                           2002             2003             2002              2003
---------------------------------------------------------------------------------------------------------------------
Gross profit on sales of continuing operations
                           as a % of net sales             17.2             28.5             23.9              23.9
       Operating income (loss) from continuing
                operations as a % of net sales             (0.5)             5.3             (4.8)            (10.0)
 Net income (loss) from  continuing operations
                           as a % of net sales             (0.8)             3.0             (4.5)             (8.1)
   Shareholders' equity as a % of total assets             39.8             39.8             39.8              39.8
                  Sales of new systems (units)               76               43              183               126
                 Sales of used systems (units)               15               18               22                43
                Sales of systems total (units)               91               61              205               169
          Backlog Sales of new systems (units)              103              103              103               103
         Backlog Sales of used systems (units)                7               21                7                21
        Backlog Sales of systems total (units)              110              124              110               124
  Number of employees in continuing operations            5,971            5,059            5,971             5,059
Number of employees in discontinued operations              712              119              712               119
                     Number of employees total            6,683            5,178            6,683             5,178



ASML - Summary Consolidated Balance Sheets(1)

                                                    Dec 31,     March 30,      June 30,     Sept. 28,      Dec. 31,
                                                       2002          2003          2003          2003          2003
(Amounts in thousands)                                  EUR           EUR           EUR           EUR           EUR
---------------------------------------------------------------------------------------------------------------------
  ASSETS
                    Cash and cash equivalents       668,760       688,297     1,249,905     1,103,848     1,027,806
                     Accounts receivable, net       556,664       434,898       323,444       301,129       314,495
                             Inventories, net       730,025       778,547       733,738       675,582       595,017
                               Current assets       353,801       353,896       151,650       154,496       207,502
                         Assets held for sale       106,094        93,057        77,065        76,699         5,007
---------------------------------------------------------------------------------------------------------------------
                         Total current assets     2,415,344     2,348,695     2,535,802     2,311,754     2,149,827

                           Deferred tax asset       314,795       343,975       360,188       378,636       325,271
                                 Other assets        61,757        60,316        67,445        71,294        30,711
                            Intangible assets        14,069        13,510        12,940        15,503        14,590
                Property, plant and equipment       495,723       475,531       437,120       392,907       347,883
---------------------------------------------------------------------------------------------------------------------
                                 Total assets     3,301,688     3,242,027     3,413,495     3,170,094     2,868,282

LIABILITIES AND SHAREHOLDERS' EQUITY

                          Current liabilities       686,683       749,409       650,767       559,397       673,068
                    Liabilities held for sale        66,091        54,296        49,518        58,460        13,451
               Convertible subordinated bonds     1,064,040     1,038,476     1,354,464     1,224,018       842,543
      Long term debt and deferred liabilities       169,358       166,832       184,497       184,729       198,013
                         Shareholders' equity     1,315,516     1,233,014     1,174,249     1,143,490     1,141,207
---------------------------------------------------------------------------------------------------------------------
   Total liabilities and Shareholders' equity     3,301,688     3,242,027     3,413,495     3,170,094     2,868,282

ASML - Summary Consolidated Statements of Cash Flows(1)

                                                 Three months ended December 31,   Twelve months ended December 31,
                                                           2002             2003             2002              2003
(Amounts in thousands)                                      EUR              EUR              EUR               EUR
----------------------------------------------------------------------------------------------------------------------

          CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss) from continuing operations          (6,360)          15,708          (88,045)         (124,506)
                  Depreciation and amortization          54,528           45,012          186,686           156,900
               Change in assets and liabilities         244,694          190,961         (152,792)          476,941
----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating
          activities from continuing operations         292,862          251,681          (54,151)          509,335

          CASH FLOWS FROM INVESTING ACTIVITIES:

                           Capital expenditures         (45,103)         (18,256)        (138,587)          (74,539)
                     Other investing activities          45,546           11,663           58,735            48,837
----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) investing
          activities from continuing operations             443           (6,593)         (79,852)          (25,702)

----------------------------------------------------------------------------------------------------------------------
  Net cash  provided by (used in) operating and
investing activities from continuing operations         293,305          245,086         (134,003)          483,631

          CASH FLOWS FROM FINANCING ACTIVITIES:

          Proceeds from issuance of convertible
                        subordinated loans, net                                                             371,450
           Redemption and/or repayment of loans            (452)        (319,775)          (5,203)         (445,966)
                   Proceeds from share issuance           1,310            6,360           26,630             6,360
----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing
          activities from continuing operations             858         (313,415)          21,427           (68,156)

----------------------------------------------------------------------------------------------------------------------
       Net cash flow from continuing operations         294,163          (68,329)        (112,576)          415,475
    Effect of changes in exchange rates on cash             178          (34,396)          (1,869)          (69,165)
           Net cash flow  provided by (used in)
                        discontinued operations         (34,062)          26,683         (127,473)           12,736
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents    260,279          (76,042)        (241,918)          359,046


ASML - Quarterly Summary Consolidated Statements of operations1

                                                                   Three months ended,
                                                    Dec 31,     March 30,      June 30,     Sept. 28,      Dec. 31,
                                                       2002          2003          2003          2003          2003
(Amounts in millions)                                   EUR           EUR           EUR           EUR           EUR
----------------------------------------------------------------------------------------------------------------------
  ASSETS
                                      Net Sales       819.6         318.0         329.1         370.0         525.5
                                  Cost of Sales       678.3         265.2         256.6         276.6         375.5
----------------------------------------------------------------------------------------------------------------------
                          Gross profit on sales       141.3          52.8          72.5          93.4         150.0

 Research and development costs, net of credits        84.3          75.9          73.0          61.8          76.1
   Selling, general and administrative expenses        60.7          61.0          54.9          50.3          46.3
                         Restructuring expenses           -           6.4          18.0             -             -
----------------------------------------------------------------------------------------------------------------------
                                 Total expenses       145.0         143.3         145.9         112.1         122.4

        Operating income (loss) from continuing
                                     operations       (3.7)        (90.5)        (73.4)        (18.7)          27.6
                 Interest income (expense), net       (5.9)         (7.0)         (9.4)         (8.4)         (4.3)
----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
                                   Income taxes       (9.6)        (97.5)        (82.8)        (27.1)          23.3
      Provision for income taxes on income from
                          continuing operations        3.3          28.8          28.9           9.5           (7.6)
----------------------------------------------------------------------------------------------------------------------
   Net income (loss) from continuing operations       (6.3)        (68.7)        (53.9)        (17.6)          15.7

          Net loss from discontinued operations      (43.4)        (13.2)         (9.6)        (12.9)             0
                              Net income (loss)      (49.7)        (81.9)        (63.5)        (30.5)          15.7




ASML - Quarterly Summary Ratio's and other data(1)

                                                                    Three months ended,
                                                    Dec 31,     March 30,      June 30,     Sept. 28,      Dec. 31,
                                                       2002          2003          2003          2003          2003
----------------------------------------------------------------------------------------------------------------------
 Gross profit on sales of continuing operations
                            as a % of net sales       17.2          16.6          22.0          25.2          28.5
        Operating income (loss) from continuing
                 operations as a % of net sales       (0.5)        (28.5)        (22.3)         (5.1)          5.3
   Net income (loss) from continuing operations
                            as a % of net sales       (0.8)        (21.6)        (16.4)         (4.7)          3.0
    Shareholders' equity as a % of total assets       39.8          38.0          34.4          36.1          39.8
                   Sales of new systems (units)        76            27            28            28            43
                  Sales of used systems (units)        15             6            13             6            18
                 Sales of systems total (units)        91            33            41            34            61
           Backlog Sales of new systems (units)       103            87            56            80           103
          Backlog of Sales used systems (units)         7             6             6            11            21
         Backlog Sales of systems total (units)       110            93            62            91           124
     Value of backlog new systems (EUR million)     1,077           870           653           817           946
    Value of backlog used systems (EUR million)        12            19            25            42            47
   Value of backlog systems total (EUR million)     1,089           889           678           859           993
   Number of employees in continuing operations     5,971         5,762         5,529         5,218         5,059
Number of employees in discontinuing operations       712           499           524           408           119
                      Number of employees total     6,683         6,261         6,053         5,626         5,178


ASML - Notes to the Summary Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the Summary Consolidated Financial Statements. The accompanying Consolidated Financial Statements are stated in thousands of euros ("EUR").

Principles of consolidation
The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All significant intercompany profit, transactions and balances have been eliminated in consolidation.

Recognition of revenues, income and expenses
Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment. This guidance also resulted in ASML deferring the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues on initial shipments of new technology systems are deferred until acceptance by the customer.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized when the products have been shipped. Operating expenses and other income and expense items are recognized in the income statement as earned or incurred.

Use of estimates
The preparation of ASML's Consolidated Financial Statements in conformity with US GAAP necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.